
05040610

3B 3/21

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH., D.C. 202 SECTION

SEC FILE NUMBER
8-46965

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capstone Partners, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3475 Lenox Road, Suite 400
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Bartko — 404.238.0550
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants
(Name - if individual, state last, first, middle name)

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/05

OATH OR AFFIRMATION

I, Gregory Bartko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Partners, L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Executive Officer

Title



Notary Public

Chrysta M. Glover
Notary Public
Clayton County, Georgia
My Commission Expires
30 September 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPSTONE PARTNERS, L.C.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

CAPSTONE PARTNERS, L.C.

TABLE OF CONTENTS



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Capstone Partners, L.C.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Capstone Partners, L.C. (the "Partnership") as of December 31, 2004 and 2003 and the related statements of operations, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Partners, L.C. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 through 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Diego, California
February 21, 2005

PKF
PKF
Certified Public Accountants
A Professional Corporation

CAPSTONE PARTNERS, L.C.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS

	2004	2003
Cash	$ 25,769	$ 11
Investment securities, at market value	-	5,387
Accounts receivable	2,000	-
Prepaid expenses	828	-
Notes receivable (Note 3)	19,721	19,680
Notes receivable - related party (Note 5)	20,411	19,078
Total current assets	68,729	44,156
Office Equipment, net of accumulated depreciation of $3,506 and $2,768 respectively	185	923
Total assets	$ 68,914	$ 45,079

LIABILITIES AND PARTNERS' CAPITAL

	2004	2003
LIABILITIES		
Accounts payable and accrued liabilities	$ 4,179	$ 3,382
Total liabilities	4,179	3,382
Commitments and contingencies (Note 4)		
MEMBERS' CAPITAL		
Member's capital	64,735	41,697
Total liabilities and partners' capital	$ 68,914	$ 45,079

The accompanying notes are an integral part of these financial statements.

CAPSTONE PARTNERS, L.C.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commissions and fees income	$ 228,662	$ 109,555
Realized gain (loss) on investment securities	606	(44,449)
Unrealized loss on investment securities	-	(5,407)
Interest income	6,344	4,021
Other income	5,249	-
Total revenues	240,861	63,720
Expenses:		
Occupancy	6,000	15,796
General and administrative	229,823	75,398
Total expenses	235,823	91,194
Net income (loss)	$ 5,038	$ (27,474)

The accompanying notes are an integral part of these financial statements.

CAPSTONE PARTNERS, L.C.
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
For the Years Ended December 31, 2004 and 2003

Balance at December 31, 2002	$	69,171
Net loss		(27,474)
Balance at December 31, 2003		41,697
Member Contributions		18,000
Net income		5,038
Balance at December 31, 2004	$	64,735

The accompanying notes are an integral part of these financial statements.

CAPSTONE PARTNERS, L.C.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 5,038	$ (27,474)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	738	738
Bad Debts Expense	2,970	-
Change in certain assets and liabilities		
Investment securities	5,387	27,734
Accounts receivable	(2,000)	-
Prepaid expenses	(828)	-
Accounts payable and accrued liabilities	797	1,643
Net cash provided by operating activities	12,102	2,641
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in notes receivable	(3,011)	(2,734)
Increase in notes receivable - related party	(1,333)	(1,287)
Net cash used in investing activities	(4,344)	(4,021)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member capital contributions	18,000	-
Net cash provided by financing activities	18,000	-
Net increase (decrease) in cash	25,758	(1,380)
Cash at the beginning of the year	11	1,391
Cash at the end of the year	$ 25,769	$ 11

SUPPLEMENTS DISCLOSURE OF CASH FLOW INFORMATION

	2004	2003
Cash paid during the year for income taxes	$ -	$ -
Cash paid during the year for interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Capstone Partners, L.C. (the "Company") began doing business in October 1993 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(3). The Company is engaged in offering general corporate finance and investment banking advisory services relating to mergers and acquisitions, strategic alliance, business valuation and in providing assistance to businesses in the structuring and placement of private debt and equity. The Company collects fees based on a percentage of the debt or equity amount obtained as a result of these services.

Effective July 20, 1998 control of the Company was acquired by Presidio Capital and Management Corporation ("PCMC"). The sale was approved in April 1999 and the membership agreement was entered into between the Company and PCMC. Since February 1999, PCMC acts merely as a holding company for the ownership of Capstone Partners, L.C.

On January 15, 2004, IPO Partners, Inc. ("IPO Partners") entered into an agreement to acquire 24% of Capstone Partners, L.C., via a private placement of membership units for consideration of $250,000 to be delivered as a promissory note ("Note"). The terms of the Note required monthly installment payments of $20,000 per month, commencing January 15, 2004 each and every month for 11 months, and a final monthly payment of $30,000 plus all interest accruing thereon at the rate of 5%. In February 2004, IPO Partners made its first installment payment of $20,000. Subsequent to the first installment no amounts have been received from IPO Partners. Capstone Partners has formally declared that the Note is in default and have ceased recording interest in connection with this Note. This Note has not been recorded in the Company's balance sheets as payments will only be recognized as capital once received. As a result at December 31, 2004 only 1.728% of the membership units of Capstone Partners, L.C. were effectively purchased under this agreement. It is Capstone Partners, L.C.'s intention to reclaim this 1.728% under the Company's rights associated with the purchase agreement.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - ACCOUNTING POLICIES (CONTINUED)

The Company is a limited liability company taxed as a partnership. As such, the tax effects of the Company accrue directly to its members. Accordingly, no tax provision (benefit) is reflected in these financial statements.

The Company generally classifies as cash equivalents all highly liquid instruments with a maturity of three months or less at the time of purchase.

Office equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, which is five years. Depreciation for each of the years ended December 31, 2004 and 2003 was $738.

Commission revenue and related sales commissions which are based on a percentage of the debt or equity amount obtained as a result of the services performed are recorded as they are earned. In some instances, the Company receives shares of common stock in lieu of fees for the services performed. The revenue is recorded when the stock is received at the market value on the day of deposit into the investment fund.

NOTE 3 - NOTES RECEIVABLE

During 2000, the Company loaned $9,000 to a non-related party. On July 14, 2000 the individual signed a promissory note which accrues interest at 18% and matured September 13, 2000. On September 13, 2000 the Company modified the terms of the note receivable to be payable on demand. The balance of the note at December 31, 2004 and 2003 is $19,721 and $16,710 respectively.

During 2000, the Company loaned a total of $12,000 to non-related parties. The note was non-interest bearing and payable on demand. During the year ended December 31, 2004 the Company wrote off all amounts receivable under this note. This amount has been recorded as an expense in the Company's statement of operations. The balance of the note at December 31, 2004 and 2003 is $0 and $2,970 respectively.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company is periodically involved in a legal action arising in the normal course of business. At December 31, 2004 management is not aware of any material claims against the Company.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company leased property from a related party on a month-to-month basis during the years ended December 31, 2004 and 2003. For the years ended December 31, 2004 and 2003, rent expense amounted to $6,000 and $15,796, respectively.

Note receivable - related party is comprised of amounts loaned to the CEO of the Company during 1999. The principal amount of $19,300 is unsecured, was due on September 1, 2000 and bears interest at 7% per annum. On September 1, 2000 the Company modified the terms of the note receivable to be payable on demand. The balance of this note at December 31, 2004 and 2003 is $20,411 and $19,078 respectively.

NOTE 6 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 1,500% of its net capital. As of December 31, 2004 and 2003, the Company had net capital of $21,590 and $1,190, respectively. This was an excess of its required net capital of $16,590 at December 31, 2004 and a deficiency in net capital of $3,810 at December 31, 2003. The Company's net capital ratio was 19.4% and 284.2% as of December 31, 2004 and 2003, respectively.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2004 and 2003

	2004	2003
Members' capital	$ 64,735	$ 41,697
Less non-allowable assets:		
Haircuts on investment securities	-	826
Accounts receivable	2,000	-
Prepaid expenses	828	-
Notes receivable	19,721	19,680
Notes receivable - related party	20,411	19,078
Office equipment	185	923
Net capital	$ 21,590	$ 1,190

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2004	2003
Minimum net capital required (6-2/3 % of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000	$ 5,000
Net capital (deficiency) in excess of amount required	$ 16,590	$ (3,810)
Aggregate indebtedness	$ 4,179	$ 3,382
Ratio of aggregate indebtedness to net capital	19.4%	284.2%

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5)

	2004	2003
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 26,240	$ 4,490
Detail adjustments:		
Accounts receivable	(2,000)	-
Notes receivable	2,970	-
Office equipment	738	738
Accounts payable and accrued liabilities	(4,000)	(3,300)
Notes receivable	-	(4,021)
Other adjustments	(2,358)	3,283
Net capital, as adjusted	$ 21,590	$ 1,190
Aggregate indebtedness, as reported in the Company's Company's Part IIA (unaudited) FOCUS report	$ 179	$ 82
Detail adjustments:		
Accounts payable and accrued liabilities	4,000	3,300
Aggregate indebtedness, as adjusted	$ 4,179	$ 3,382

CAPSTONE PARTNERS, L.C.
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2004 and 2003

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provision of the SEC Rule 15c3-3 subparagraph (k)(3). To maintain this exemption, the Company does not hold customer funds and or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

CAPSTONE PARTNERS, L.C.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004 and 2003

The Company does not hold customer securities and consequently qualifies for exemption under the provisions of the Rule.



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Members of
Capstone Partners, L.C.
Atlanta, Georgia

In planning and performing our audits of the financial statements of Capstone Partners, L.C. as of and for the years ended December 31, 2004 and 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operations that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of Capstone Partners, L.C. for the years ended December 31, 2004 and 2003, and this report does not affect our report thereon dated February 21, 2005.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal controls contemplate a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 and 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



San Diego, California
February 21, 2005

PKF
Certified Public Accountants
A Professional Corporation